# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MOBIX LABS, INC, CIK 0001855467
CUSIP: 60743G100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 Venture, Suite 220, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0002004846
Persons authorized to receive notices and communications: Keyvan Samini, 1 Venture,, Suite 220, Irvine, California (CA), 92618, (949) 808-8888

## Reporting persons
- Keyvan Samini (CIK 0002004846): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,316,733; shared voting power 0; sole dispositive power 3,316,733; shared dispositive power 0; aggregate amount beneficially owned 3,316,733 (5.6% of the class)
- The KSSF Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 296,146; shared voting power 0; sole dispositive power 296,146; shared dispositive power 0; aggregate amount beneficially owned 296,146 (0.5% of the class)
- The KSLI Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 73,529; shared voting power 0; sole dispositive power 73,529; shared dispositive power 0; aggregate amount beneficially owned 73,529 (0.1% of the class)
- The SSLI: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 73,529; shared voting power 0; sole dispositive power 73,529; shared dispositive power 0; aggregate amount beneficially owned 73,529 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: MOBIX LABS, INC
Address of issuer's principal executive offices: 1 Venture, Suite 220, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Keyvan Samini ("Samini"), KSSF Trust ("KSSF"), KSLI Trust ("KSLI") and SSLI Trust ("SSLI", and together with Samini, KSSF and KSLI, collectively referred to as the "Reporting Persons"). Samini is the trustee of KSSF and SSLI and may be deemed to have voting and investment power over securities held thereby. Samini's spouse is the trustee of KSLI and Samini may be deemed to have voting and investment power over securities held thereby.
Residence or business address: The principal business address of each of the Reporting Persons is c/o Mobix Labs, Inc., 1 Venture, Suite 220, Irvine, California 92618.
Present principal occupation or employment: The present principal occupation of Samini is as President, Chief Financial Officer and Secretary of the Company and as a Director of the Issuer's board of directors. The present principal business of KSSF, KSLI and SSLI is to manage and hold investments for the benefit of the beneficiaries thereof.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Samini is an American citizen. KSSF, KSLI and SSLI are organized under the laws of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pursuant to a Business Combination Agreement, dated November 15, 2022 (as amended, the "Merger Agreement"), by and among the Issuer, formerly known as Chavant Capital Acquisition Corp., a publicly-traded special purpose acquisition company incorporated under the laws of the Cayman Islands, CLAY Merger Sub II, Inc., a Delaware corporation and newly-formed, wholly-owned direct subsidiary of the Issuer ("Merger Sub"), and Mobix Labs, Inc., a Delaware corporation ("Mobix Labs"), pursuant to which, among other things, Merger Sub merged with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of the Issuer (the "Merger" and, together with the other transactions related thereto, the "Transaction"), the Reporting Persons acquired (i) 318,204 shares of Class A Common Stock, (ii) 323,529 options of Class A Common Stock and (iii) 125,000 shares of Class B common stock ("Class B Common Stock"). The shares of Class B Common Stock are convertible into shares of Class A Common Stock at the option of the Reporting Person at any time and will be automatically converted upon (i) a transfer by the Reporting Person (other than a permitted transfer) or (ii) the first trading day after the seventh anniversary date of the Closing Date (as defined below). In connection with the consummation of the Transaction (the "Closing"), the Issuer changed its name from "Chavant Capital Acquisition Corp." to "Mobix Labs, Inc." The Transaction closed on December 21, 2023 (the "Closing Date"). In addition, the Class A Common Stock reported herein as beneficially owned by Mr. Samini also includes a grant of 2,550,000 restricted stock awards ("the Class A RSAs") of Class A Common Stock granted to Samini on May 5, 2025. The Class A RSAs will vest over a two-year period and can be accelerated if certain stock price thresholds are met.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The shares of Class A Common Stock reported in this Schedule 13D have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer's securities from time to time and, subject to certain restrictions, may dispose of any or all of the securities of the Issuer held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. In addition, the Reporting Persons may in the future take other actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, engaging in communications with members of the Issuer's board of directors, members of the Issuer's management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters, or otherwise working with the Issuer's board of directors, members of the Issuer's management and/or other stockholders of the Issuer to identify, evaluate, structure, negotiate, execute or otherwise facilitate any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Samini serves as a director and as the President and Chief Financial Officer of the Issuer and, in such capacities, will be involved in reviewing transactions that may result in operational, strategic, financial or governance changes for the Issuer and may have influence over the corporate activities of the Issuer, including, without limitation, activities which may relate to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his positions, change his purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.

The percent of class was calculated based on 58,613,868 shares of Class A Common Stock and 2,004,901 shares of Class B Common Stock outstanding as of September 4, 2025.

As of the date hereof, Samini beneficially owns 3,316,733 shares of Class A Common Stock, consisting of 3,191,733 shares of Class A Common Stock and 125,000 shares of Class B Common Stock that are convertible into 125,000 shares of Class A Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Samini own 6.2% of the Class B Common Stock of the Issuer. Through his ownership of the Class B Common Stock, Samini holds 5.6% of the voting power of the Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3 above, the Reporting Persons have not effected any transaction in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Executive Employment Agreement

In 2020, Mobix Labs entered into an executive employment agreement (the "Employment Agreement") with the Samini. Under the Employment Agreement, Mobix Labs agreed to issue to Samini (i) an option to purchase 2,000,000 shares of Class A Common Stock in accordance with the terms of the Company's 2020 Equity Incentive Plan and (ii) an option to purchase 3,500,000 shares of Class A Common Stock in accordance with the terms of the Company's 2020 Key Employee Equity Incentive Plan and its option agreement. Mobix Labs also agreed to reimburse Samini for any reasonable costs and expenses incurred in connection with his services requested by the company and performed by Samini and a car allowance of $600 per month.

Amended and Restated Executive Employment Term Sheet

In connection with the Closing, Mobix Labs amended the Executive Employment Term Sheet with Samini ("Amended Term Sheet). The Amended Term Sheet provides that in consideration of Samini's agreement to forfeit all restricted stock units previously granted, Samini will be granted Restricted Stock Units ("RSUs") with respect to 333,333 shares of Class A Common Stock, on the first, second and third anniversaries of December 21, 2023, which will vest on the first anniversary of the applicable grant date, subject to his continuous service to the Issuer through the applicable vesting dates.

Restricted Stock Unit Agreement

On April 15, 2025, Samini was granted RSUs with respect to 333,333 shares of Class A Common Stock that will vest on December 21, 2025.

The foregoing summary descriptions of the Employment Agreement and Amended Term Sheet thereto are qualified in their entirety by reference to the full text of the Employment Agreement and Amended Term Sheet, copies of which are attached hereto as Exhibits 1 and 2, respectively and incorporated herein by reference.

On September 19, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Amended and Restated Executive Employment Agreement between Keyvan Samini and Mobix Labs, Inc. (included as Exhibit 10.16 to the proxy statement/prospectus, which is a part of the Issuer's Registration Statement on Form S-4 filed on November 13, 2023, and incorporated herein by reference).

Exhibit 2 Amended and Restated Executive Employment Term Sheet between Keyvan Samini and Mobix Labs, Inc. (included as Exhibit 10.16 to the proxy statement/prospectus, which is a part of the Issuer's Registration Statement on Form S-4 filed on November 13, 2023, and incorporated herein by reference).

Exhibit 3 Restricted Stock Award Agreement by and between Mobix Labs, Inc. and Keyvan Samini (included as Exhibit 99.7 to the Issuer's Registration Statement on Form S-8 filed on March 28, 2025, and incorporated herein by reference).

Exhibit 4 Restricted Stock Unit Agreement by and between Mobix Labs, Inc. and Keyvan Samini, dated as of April 15, 2025.

Exhibit 5 Joint Filing Agreement among the Reporting Persons, dated September 19, 2025.

## Signatures
- Keyvan Samini: /s/ Keyvan Samini, Keyvan Samini / President, CFO, Secretary (09/19/2025)
- The KSSF Trust: /s/ Keyvan Samini, Keyvan Samini / Trustee of the KSSF Trust (09/19/2025)
- The KSLI Trust: /s/ Samira Samini, Samira Samini / Trustee of the KSLI Trust (09/19/2025)
- The SSLI: /s/ Keyvan Samini, Keyvan Samini / Trustee of the SSLI Trust (09/19/2025)